November 28, 2008

By U.S. Mail and Facsimile (202) 772-9208

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn McHale

Re:	OptimumBank Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 14, 2008
File No. 000-50755

Ladies and Gentlemen:

This letter is in response to comments contained in a letter dated November 17, 2008 (the “Letter”) from Kathryn McHale, Staff Attorney of the Commission, to Albert J. Finch, Chief Executive Officer, OptimumBank Holdings, Inc. (the “Company”). Those comments, and the response of the Company, are set forth below and are keyed to the sequential numbering of the comments in the Letter and to the heading used in the Letter. Concurrently with the filing of this letter, the Company is filing a revised preliminary proxy statement on Schedule 14A to revise and supplement the disclosure provided in this letter. The revised preliminary proxy statement is marked with blackline tags to show changes from the preliminary proxy statement that was filed with the Commission on November 14, 2008. The page numbers referenced in this correspondence refer to the page number of the revised preliminary proxy statement.

Preliminary Proxy Statement on Schedule 14A

Comment 1. Disclose how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

2477 East Commercial Blvd, Fort Lauderdale, FL 33308	E-Mail: rlbrowdy@optimumbank.com

Phone: (954) 776-2332 x104	Toll-Free: (888) 991-BANK	Fax: (954) 776-2281

Securities and Exchange Commission

November 28, 2008

Response: We have disclosed our intended use of the estimated proceeds from the proposed sale to the securities to Treasury by amending our filing to add in the second paragraph on page 7, under the section heading, “Reasons for Proposed Amendment”, the following statement:

“If we participate in the TARP Capital Program, we intend to downstream the proceeds of the issuance of the shares to our subsidiary bank. We intend to use the proceeds to make the Bank’s capital position even stronger, to support our lending activities, and for general corporate purposes.”

Comment 2. Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Response: We have disclosed the effect on our liquidity, capital resources or results of operations if the proposal is approved and Treasury denies the application by amending our filing to add in the second paragraph on page 7, under the section heading, “Reasons for Proposed Amendment”, the following statement:

“If the proposed amendment to our articles of incorporation to authorize the preferred stock is approved, but we are unable to participate in the TARP Capital Program, we would still remain well-capitalized. We believe we would have continuing access to a variety of other sources of funding to meet our existing commitments and business needs. However, we recognize that in the current economic climate, it could become more difficult to obtain other funding sources, and the cost of alternative funding could be greater than that of the Capital Purchase Program. We do not believe that a denial of our application by the Treasury would have a material, negative effect on our current liquidity, capital resources or results of operations. A denial may have the effect, however, of making future expansion of the Bank’s business more difficult or more expensive without the additional resources provided by the proceeds of the Capital Purchase Program.”

Comment 3. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Response: We have amended our filing to include the historical financial information required by Item 13 of Schedule 14A as Appendices B and C to the proxy statement. We have also included references to this information in a new section entitled “Historical Financial Information” on page 4 of the amended filing as follows:

“Our most recent historical financial information can be found in Appendices B and C of this proxy statement. Appendix B contains our audited financial statements and the related notes, and our management’s discussion and analysis of financial condition and results of operations, filed as part of our Annual Report on Form 10-KSB for the year ended December 31, 2007. Appendix C contains our unaudited consolidated financial statements and the related notes, and our management’s discussion and analysis of financial condition and results of operations, filed as part of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.”

Securities and Exchange Commission

November 28, 2008

Lastly, we have referenced our financial statements contained in Appendices B and C in a new section entitled “Pro Forma Financial Information” contained on page 10 of the amended filing. The new section entitled “Pro Forma Financial Information” is set forth below in our response to Comment 3 (continued).

Comment 3 (continued). Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

•	how the application of the proceeds of the transaction may potentially affect your net interest margin;

•	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

•	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted below.

In preparing pro forma financial statements, you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process [sic] among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

Securities and Exchange Commission

November 28, 2008

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders’ equity and your capital ratios.

Response: We have amended our filing to include a new section entitled “Pro Forma Financial Information” on pages 10 through 14 of the proposed amended filing. This new section addresses the concerns outlined above by Staff and is set forth here:

Pro Forma Financial Information

The unaudited pro forma condensed consolidated financial data set forth below has been derived by the application of pro forma adjustments to our historical financial statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. The unaudited pro forma consolidated financial data gives effect to the events discussed below as if they had occurred on January 1, 2007 in the case of the statement of income data and September 30, 2008 in the case of the balance sheet data:

•	The issuance of $1,526,000 (minimum estimated proceeds) or $4,578,000 (maximum estimated proceeds) of preferred stock to Treasury under the Capital Purchase Program.

•

The issuance of warrants to purchase 228,900 shares of our common stock (minimum estimated warrants to be issued) or warrants to purchase 686,700 shares of our common stock (maximum estimated warrants to be issued) assuming an exercise price of $4.76 per share (trailing 20-day OptimumBank Holdings, Inc. average share price as of November 14, 2008).

•	The increase in fed funds sold from the proceeds of the Capital Purchase Program.

We present unaudited pro forma consolidated balance sheet data, including selected line items from our balance sheet and selected capital ratios, as of September 30, 2008. We also present unaudited pro forma condensed consolidated income statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. In each presentation we assume that we receive both the minimum and maximum estimated proceeds from the sale of preferred stock and issue the minimum and maximum number of warrants under the Capital Purchase Program. The pro forma financial data may change materially in both cases based on the actual proceeds received under the Capital Purchase Program if our application is approved by Treasury, the timing and utilization of the proceeds as well as certain other factors including the strike price of the warrants, any subsequent changes in our common stock price, and the discount rate used to determine the fair value of the preferred stock.

This information should be read in conjunction with our audited financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2007, and included in Appendix B to this proxy statement, and our unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and included in Appendix C to this proxy statement.

Securities and Exchange Commission

November 28, 2008

OPTIMUMBANK HOLDINGS, INC.

PRO FORMA CONSOLIDATED BALANCE SHEETS

September 30, 2008

	September 30, 2008 (Unaudited)	Minimum Proceeds		Pro Forma w/Minimum Pro Forma	Maximum Proceeds		Pro Forma w/Maximum
	($ in thousands)
Cash and balances due	1,511			1,511			1,511
Investment securities	85,499			85,499			85,499
Fed Funds sold	394	1,526	(2)	1,920	4,578	(2)	4,972
Net loans	162,779			162,779			162,779
Other assets	9,383			9,383			9,383

TOTAL ASSETS	259,566	1,526		261,092	4,578		264,144

Deposits	112,566			112,566			112,566
Short-term borrowings	9,000			9,000			9,000
Long-term debt	110,655			110,655			110,655
Other liabilities	4,082			4,082			4,082

TOTAL LIABILITIES	236,303	0		236,303	0		236,303

Preferred stock	0	1,396	(1)	1,396	4,188	(1)	4,188
Common stock and additional paid-in capital	18,525			18,525			18,525
Warrants	0	130	(1)	130	390	(1)	390
Discount on preferred stock	0			0			0
Retained earnings	4,743			4,743			4,743
Accumulated other comprehensive loss	(5)			(5)			(5)

TOTAL SHAREHOLDERS’ EQUITY	23,263	1,526		24,789	4,578		27,841

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	259,566	1,526		261,092	4,578		264,144

CAPITAL RATIOS
Leverage (Tier 1 capital to assets)	9.12%			9.72%			10.91%
Tier 1 capital to risk-weighted assets	15.24%			16.24%			18.24%
Total capital to risk-weighted assets	15.72%			16.72%			18.72%

Securities and Exchange Commission

November 28, 2008

(1)	Proceeds of the preferred stock issuance are allocated between the estimated relative fair values of the preferred stock and the warrants.
(2)	The proceeds from the Capital Purchase program are assumed to be invested in fed funds sold.

OPTIMUMBANK HOLDINGS, INC.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

September 30, 2008

	Actual (Unaudited)	Nine months ended September 30, 2008
		Minimum Proceeds		Pro Forma w/Minimum	Maximum Proceeds		Pro Forma w/Maximum
	(Dollars in thousands, except per share data)
Interest income	11,905	27	(1)	11,932	82	(1)	11,987
Interest expense	6,951			6,951			6,951

Net interest income	4,954	27		4,981	82		5,036
Provision for credit losses	161			161			161

Net interest income after provision for credit losses	4,793	27		4,820	82		4,875

Noninterest income	158			158			158
Noninterest expense	3,317			3,317			3,317

Income before income taxes	1,634	27		1,661	82		1,716
Income tax expense	615	10	(4)	625	30	(4)	645

Net income	1,019	17		1,036	52		1,071

Preferred stock dividends		75	(2)	75	226	(2)	226

Net income available to common stockholders	1,019	(58)		961	(174)		845

Earnings per common share
Basic	.33			.31			.27
Diluted	.32			.30			.26
Average shares outstanding basic	3,120,992			3,120,992			3,120,992
Diluted(3)	3,175,450			3,195,785			3,231,804

(1)	Assumes the Capital Purchase Program proceeds are used to invest in daily fed funds sold for the period. The actual impact to net interest income would be different as OptimumBank Holdings expects to utilize a portion of the proceeds for loan origination. However, such impact cannot be estimated at this time as the impact would vary based on the timing when the loans are funded and the actual pricing of any such loans.

Securities and Exchange Commission

November 28, 2008

(2)	Consists of preferred stock dividends at a 5% annual rate as well as accretion of discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding OptimumBank Holdings’ common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.
(3)	As described in the Section titled “Terms of the Capital Purchase Program,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average prior to November 14, 2008. This pro forma assumes that the warrants would give the Treasury the option to purchase 144,265 shares of OptimumBank Holdings common stock assuming maximum proceeds, and 48,088 shares of OptimumBank Holdings’ common stock assuming the minimum proceeds. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $4.76 (based on the trailing 20 day OptimumBank Holdings’ average share price as of November 14, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented. The strike price of $4.76 was compared to OptimumBank Holdings’ average daily stock price during the nine months ended September 30, 2008 of $7.61.
(4)	Assumes a combined Federal and State income tax rate of 37.63%.

OPTIMUMBANK HOLDINGS, INC.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

December 31, 2007

	Actual (Unaudited)	Year ended December 31, 2007
		Minimum Proceeds		Pro Forma w/Minimum	Maximum Proceeds		Pro Forma w/Maximum
	(Dollars in thousands, except per share data)
Interest income	16,137	76	(1)	16,213	230	(1)	16,367
Interest expense	9,700			9,700			9,700

Net interest income	6,437	76		6,513	230		6,667
Provision for credit losses	476			476			476

Net interest income after provision for credit losses	5,961	76		6,037	230		6,191

Noninterest income	533			533			533
Noninterest expense	3,749			3,749			3,749

Income before income taxes	2,745	76		2,821	230		2,975
Income tax expense	1,003	29	(4)	1,032	87	(4)	1,090

Net income	1,742	47		1,789	143		1,885

Securities and Exchange Commission

November 28, 2008

Preferred stock dividends		99	(2)	99	297	(2)	297

Net income available to common stockholders	1,742	(52)		1,690	(154)		1,588

Earnings per common share
Basic	.56			.54			.51
Diluted	.55			.53			.49
Average shares outstanding basic	3,112,227			3,112,227			3,112,227
Diluted(3)	3,184,745			3,194,357			3,236,292

(1)	Assumes the Capital Purchase Program proceeds are used to invest in daily fed funds sold for the period. The actual impact to net interest income would be different as OptimumBank Holdings expects to utilize a portion of the proceeds for lending. However, such impact cannot be estimated at this time as the impact would vary based on the timing when the loans are funded and the actual pricing of any such loans.
(2)	Consists of preferred stock dividends at a 5% annual rate as well as accretion of discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding OptimumBank Holdings’ common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 14%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.
(3)	As described in the Section titled “Terms of the Capital Purchase Program,” the Treasury would receive warrants to purchase a number of shares of our common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average prior to November 14, 2008. This pro forma assumes that the warrants would give the Treasury the option to purchase 144,265 shares of OptimumBank Holdings’ common stock assuming maximum proceeds, and 48,088 shares of OptimumBank Holdings common stock assuming the minimum proceeds. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $4.76 (based on the trailing 20 day OptimumBank Holdings’ average share price as of November 14, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented. The strike price of $4.76 was compared to OptimumBank Holdings’ average daily stock price during 2007 of $8.44.
(4)	Assumes a combined Federal and State income tax rate of 37.63%.

The unaudited pro forma consolidated financial data presented above is not necessarily indicative of our financial position or results of operations that actually would have been attained had proceeds from the Capital Purchase Program been received, or the issuance of the warrants pursuant to the Capital Purchase Program been made, at the dates indicated, and is not necessarily indicative of our financial position or results of operations that will be achieved in the future. In addition, our application to participate in the Capital Purchase Program has not been approved by Treasury. Accordingly, we can provide no assurance that the minimum or maximum estimated proceeds included in the unaudited pro forma financial data will ever be received.

[END OF NEW SECTION]

In addition, in order to facilitate the Staff’s review of our methodology, assumptions and calculations for allocating the transaction proceeds among the securities we may issue to the Treasury Department (relative fair value) and for accreting the discount on the preferred stock, we are providing as Appendix “A” hereto our calculations and accounting entries for our pro forma financial statements.

Securities and Exchange Commission

November 28, 2008

The Company understands and acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard L. Browdy
Richard L. Browdy
President

OPTIMUMBANK HOLDINGS: TARP CAPITAL CALCULATIONS FOR PRO-FORMA FINANCIALS	Appendix A

Inputs:
9/30/08 RISK BASED CAPITAL		152,603,000

	MAXIMUM CAPITAL	MINIMUM CAPITAL
Capital percentage	3%	1%
Preferred	4,578,000	1,526,000
Coupon Year 1 to 5	5.00%	5.00%
coupon Year 6 and up	9.00%	9.00%
Reinvestment of Proceeds	fed funds	fed funds
Tax Rate	37.63%	37.63%
Warrant Base	686,700	228,900
Exercise Price	$4.76	$4.76

Black Scholes Assumptions
Exercise Price	$4.76	$4.76
Market Price	$4.95	$4.95
Pricing Term Years	10	10
Risk free rate	2.31%	2.31%
Dividend rate	0	0
Volatility rate	41.37%	41.37%

Fair Value of Warrants Calculation
Warrant Base (15%)	686,700	228,900
Exercise Price	$4.76	$4.76
Shares Issued	144,265	48,088
Value of warrant (Black Scholes)	$2.01	$2.01
Fair Value of Warrants	289,972	96,657

Relative Value Calculation

	Maximum Capital			Minimum Capital
	Maximum Fair Value $	4,578,000		Maximum Fair Value $	1,526,000
		Relative Value			Relative Value
		%	$		%	$
NPV of Preferred (14% Discount Rate)(1)	3,114,051	91.48%	4,188,023	1,038,017	91.48%	1,396,008
Fair Value of warrants (Black Scholes)	289,972	8.52%	389,977	96,657	8.52%	129,992

Total	3,404,023	100.00%	4,578,000	1,134,674	100.00%	1,526,000

Footnotes:

(1)	See NPV Calculation Page 2

Accretion of Discount Calculation

	12/31/2008	2009	2010	2011	2012	2013	Total
Maximum capital:
Discount of Preferred	389,977	$321,663	$248,818	$171,143	$88,317	$(1) rounding
Accretion of Discount		$(68,315)	$(72,845)	$(77,675)	$(82,826)	$(88,318)	$(389,979)

	12/31/2008	2009	2010	2011	2012	2013	Total
Minimum Capital
Discount of Preferred	129,992	$107,221	$82,939	$57,048	$29,439	$(0) rounding
Accretion of Discount		$(22,772)	$(24,282)	$(25,892)	$(27,609)	$(29,439)	$(129,993)

OPTIMUMBANK HOLDINGS: TARP CAPITAL CALCULATIONS FOR PRO-FORMA FINANCIALS	Appendix A

NPV Calculation for Relative Value Calculation

		Maximum Capital	Minimum Capital
Quarterly Payment Period		Quarterly Dividend Payment at 5%	Quarterly Dividend Payment at 5%
Tarp Capital amount		4,578,000	1,526,000
	1	57225	19075
	2	57225	19075
	3	57225	19075
	4	57225	19075
	5	57225	19075
	6	57225	19075
	7	57225	19075
	8	57225	19075
	9	57225	19075
	10	57225	19075
	11	57225	19075
	12	57225	19075
	13	57225	19075
	14	57225	19075
	15	57225	19075
	16	57225	19075
	17	57225	19075
	18	57225	19075
	19	57225	19075
	20	4,635,225	1,545,075	(2)
Net Present Value		$3,114,051.40	$1,038,017.13

Footnotes:

(2)	Period 20 includes final interest payment and repayment of TARP Capita

Effective Yield Calculation

1) MAXIMUM CAPITAL

		2009	2010	2011	2012	2013
Beginning Preferred Balance		4,188,023	4,256,337	4,329,182	4,406,857	4,489,683

Effective Interest		277,716	282,246	287,076	292,227	297,719
Actual Interest		209,401	209,401	209,401	209,401	209,401

Ending Preferred Balance		4,256,337	4,329,182	4,406,857	4,489,683	4,578,001

Discount Accretion		$68,315	$72,845	$77,675	$82,826	$88,318

Effective Interest Rate	0.0663119	6.63%	6.63%	6.63%	6.63%	6.63%
	Cross check	6.63%	6.63%	6.63%	6.63%	6.63%
2) MINIMUM CAPITAL
Beginning Preferred Balance		1,396,008	1,418,779	1,443,061	1,468,952	1,496,561

Effective Interest		92,572	94,082	95,692	97,409	99,240
Actual Interest		69,800	69,800	69,800	69,800	69,800

Ending Preferred Balance		1,418,779	1,443,061	1,468,952	1,496,561	1,526,000

Discount Accretion		$22,772	$24,282	$25,892	$27,609	$29,439

Effective Interest Rate	0.0663119	6.63%	6.63%	6.63%	6.63%	6.63%
	Cross check	6.63%	6.63%	6.63%	6.63%	6.63%

OPTIMUMBANK HOLDINGS: TARP CAPITAL CALCULATIONS FOR PRO-FORMA FINANCIALS	Appendix A

Calculation of Pro Forma Preferred Dividend

	September 30, 2008		December 31, 2007
	Minimum	Maximum	Minimum	Maximum
TARP Capital Amount	1,526,000	4,578,000	1,526,000	4,578,000
Preferred Dividend Actual at 5%	57,225	171,675	76,300	228,900
Discount Accretion(1)	18,212	54,634	22,772	68,315

Preferred Dividend to Report	75,437	226,309	99,072	297,215

(1)	Discount accretion from the effective yield calculation for each respective period